Exhibit 99(a)(1)

[MDI LETTERHEAD]

November 26, 2002

To Holders of Common Stock of MDI Entertainment, Inc.:

        We are pleased to inform you that on November 19, 2002, MDI Entertainment, Inc. entered into a merger agreement with Scientific Games International, Inc., pursuant to which Scientific Games' wholly-owned subsidiary, Blue Suede Acquisition Corp., will commence a cash tender offer to purchase all of the outstanding MDI shares for $1.60 per share.

        The offer is conditioned on the minimum tender of 75% of MDI's shares (including the 708,333 shares which are currently owned by Scientific Games and the 3,695,169 shares owned by Steven M. Saferin, MDI's Chief Executive Officer and President), calculated to include as outstanding the MDI shares issuable upon the exercise of all outstanding MDI options and warrants with exercise prices less than $1.60, as well as other conditions described in the offering materials enclosed with this letter. Those materials also describe Scientific Games' obligation, subject to certain conditions, to complete its acquisition of MDI, once the tender offer is successfully consummated, through a merger in which all of the MDI shares not purchased in the tender offer will be converted into the same net price per share as is paid in the tender offer.

        Steven M. Saferin, the Chief Executive Officer, President and a director of MDI, who holds approximately 32% of the outstanding MDI shares, has entered into a stock purchase agreement with Scientific Games obligating him to sell his MDI shares to Scientific Games for $1.40 per share within five business days after the closing of the tender offer. In addition, Mr. Saferin and Scientific Games have entered into an employment agreement and non-competition agreement, both of which are effective upon the closing of the tender offer.

        MDI's Board of Directors has determined that the terms of Scientific Games' offer and the related merger are fair to and in the best interests of MDI's stockholders and recommends that you accept the Scientific Games' offer by tendering all of your MDI shares before the offer expires on December 27, 2002.

        Enclosed with this letter is a Schedule 14D-9 containing the recommendation of the Board of Directors and explaining the reasons behind the recommendations, as well as the background to the transaction and other important information. Included as Annex A to our Schedule 14D-9 is the written opinion, dated November 19, 2002, of Peter J. Solomon Company Limited, financial advisor to the Board, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the $1.60 per share cash consideration to be received by MDI stockholders was fair, from a financial point of view, to the MDI stockholders.

        Also enclosed with this letter are Scientific Games' Offer to Purchase, a Letter of Transmittal and other related documents. These documents set forth the terms and conditions of Scientific Games' tender offer.

        Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

Sincerely,
/s/ STEVEN M. SAFERIN
Steven M. Saferin President and Chief Executive Officer